UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              A.C.T. Holdings, Inc.

                                (Name of Issuer)
                                  COMMON STOCK

                         (Title of Class of Securities)
                                    00088R105

                                 (CUSIP Number)
                                 MICHAEL D. WEST
           381 PLANTATION STREET, WORCESTER, MA 01605, (508) 756-1212

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                JANUARY 31, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.   00088R105



                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                      ACT GROUP,INC., EIN 04-3497821
                      ------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)
                      ----------------------------------------------------

                   (b)
                     -----------------------------------------------------

                 3.   SEC Use Only

                 4.   Source of Funds (See Instructions) OO
                                                        ----

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 6.   Citizenship or Place of Organization Delaware
                                                           --------

Number of        7. Y Sole Voting Power     6,811,146
                                          -------------
Shares
Beneficially     8.   Shared Voting Power  0
                                          ----
Owned by
Each             9. Y Sole Dispositive Power   6,811,146
                                             ------------
Reporting
Person           10.  Shared Dispositive Power 0
                                              ---
With

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,811,146
                             -----------
                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                 13.  Percent of Class Represented by Amount in Row (11)  29.3%
                                                                         -------

                 14.  Type of Reporting Person (See Instructions)
                      CO
                      ---

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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of A.C.T. Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 381 Plantation Street, Worcester, MA 01605.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

 (a)       Name:                                 ACT Group, Inc.

 (b)       Business Address:                     381 Plantation Street,
                                                 Worcester, MA  01605

 (c)       Present Principal Occupation:         n/a

 (d)       Disclosure of Criminal Proceedings:   none

 (e)       Disclosure of Civil Proceedings:      none

 (f)       Citizenship:                          Delaware


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

ACT Group acquired the right to 6,811,146 shares from the Issuer in exchange for an equal number of shares held in Advanced Cell Technology, Inc., a Delaware corporation, pursuant to a merger which closed on January 31, 2005.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

ACT Group acquired the right to 6,811,146 shares from the Issuer in exchange for an equal number of shares held in Advanced Cell Technology, Inc., a Delaware corporation, pursuant to a merger which closed on January 31, 2005.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------


ACT Group beneficially owns a total of 6,811,146 shares of the Issuer's common stock as follows:

(a) ACT Group owns 6,811,146 shares directly, which comprises 29.3% of the Issuer's total issued and outstanding shares.

(b) ACT Group has sole voting and dispositive power as to the 6,811,146 shares it owns directly.

(c) ACT Group acquired the right to 6,811,146 shares from the Issuer in exchange for an equal number of shares held in Advanced Cell Technology, Inc., a Delaware corporation, pursuant to a merger which closed on January 31, 2005.

(d)    Not Applicable.

(e)    Not Applicable.


ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
-------------------------------------------------------------------------------
         SECURITIES OF THE ISSUER
         ------------------------
Reference is made to the reports on Form 8-K made by the Issuer on January 4, 2005, and February 4, 2005, regarding the transaction in which the ACT Group became entitled to 6,811,146 shares of Issuer's common stock pursuant to a merger which closed on January 31, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to Exhibit 10 filed as an exhibit to the Issuer's current report on Form 8-K filed January 4, 2005 (if applicable).


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                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 09, 2005
------------------------------------------------------------
Date




/s/ Michael D. West
------------------------------------------------------------
ACT Group, Inc., a Delaware corporation
By:  Michael D. West
Its: President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)







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